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                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE


                                                               December 15, 2004

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               SOLID SUCCESS OF AXA 2004 EMPLOYEE SHARE OFFERING:

       EMPLOYEE SHAREHOLDERS OWN MORE THAN 5% OF AXA'S OUTSTANDING SHARES
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Following the 2004 Employee Shareplan program, AXA Group employees' shareholding now represents 5.14% of AXA's outstanding shares compared to 4.74% at December 31, 2003.

On September 29, AXA announced the launch of its 2004 Employee Shareplan program, a capital increase reserved for employees worldwide, with a subscription period extending from September 29 to October 28, 2004. In most countries, two investment options were proposed: a traditional plan and a leveraged plan.

Approximately 17,000 employees in 27 countries, representing approximately 19% of eligible employees, subscribed to the 2004 Employee Shareplan program. The number of subscribers increased by almost 16% compared to 2003. This development evidences employees' confidence in the strategy and prospects of the AXA Group.

The aggregate proceeds from the offering were Euro 234.4 million, for a total of
17.2 million newly issued shares, sold at a price of Euro 13.5 (Euro 16.87 for the leveraged operation in Germany) with full rights from January 1, 2004. This offering raises the total number of AXA shares outstanding to 1,908 million as of December 15, 2004.

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ABOUT AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 827 billion in assets under management as of June 30, 2004, and reported total revenues of Euro 37 billion and underlying earnings of Euro 1,436 million for first half 2004. Total revenues for the first nine months of 2004 were Euro 54 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA.

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   This press release is also available on AXA Group web site: www.axa.com(1)


AXA Investor Relations:                   AXA Media Relations:
----------------------                    --------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:       +33.1.40.75.49.84   Clara Rodrigo:      +33.1.40.75.47.22
Marie-Flore Bachelier: +33.1.40.75.49.45   Rebecca Le Rouzic:  +33.1.40.75.97.35
Kevin Molloy:          +1.212.314.28.93    Mary Taylor:        +1.212.314.58.45


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. These statements speak only as of the date of the particular statement. These statements are not historical facts but instead represent our belief regarding future events many of which are inherently uncertain and outside of our control. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in such forward-looking statements (or from past results). These risks and uncertainties include, without limitation, risks related to AXA's business such as the risk of future catastrophic events, including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, and litigation and other legal proceedings. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that could affect AXA's business. AXA does not undertake nor intends to undertake any obligation to (and expressly disclaims any such obligation to) publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances, or otherwise.




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(1) Outside of France, the website address is: www.axa.com/default1.asp

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